United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                  Sunderland Acquisition Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              867 281107
                            (CUSIP Number)

                            April 10, 1999
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /     /   Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /     /   Rule 13d-1(d)

1.        Names of Reporting Persons:       Pierce Mill Associates, Inc.
                                            Cassidy & Associates
                                            James M. Cassidy

James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is the sole proprietor of Cassidy & Associates.

2.        Check the appropriate box if a member of a group:

                              (a)    / x   /
                              (b)

3.        SEC use only

4.   Citizenship or place of organization

          Pierce Mill Associates, Inc.       Delaware corporation
          Cassidy & Associates               District of Columbia
                                             sole proprietorship
          James M. Cassidy                   Natural person, citizen of
                                             the United States


5 -8.                       Sole         Shared      Sole           Shared
                           Voting       Voting      Dispositive    Dispositive
                            Power        Power       Power          Power

Pierce Mill Associates, Inc.       0                       0
Cassidy & Associates         750,000                 750,000
James M. Cassidy             750,000                 750,000
                              60,000                  60,000 (1)

     (1) Includes a warrant to purchase 60,000 shares of common stock at $16.67 per share for a period of three years issued to an entity of which Mr. Cassidy is the controlling shareholder.

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                        Aggregate amount
                                        Beneficially          Percent
                                        Owned                 of Class

Pierce Mill Associates, Inc.               0                      0%   (1)
Cassidy & Associates                       0                      0%   (1)
James M. Cassidy                           750,000               20.3%
                                           810,000               21.9% (2)

     (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is the sole proprietor of Cassidy & Associates and is therefore deemed to be the beneficial owner of the common stock held by each of these entities.
     (2)       Assumes exercise of a warrant to purchase 60,000 shares.

10.       Check box if aggregate amount in #9 excludes certain
          shares.                                             Not applicable.

12.       Type of reporting Person

Pierce Mill Associates, Inc.       CO
Cassidy & Associates               OO (Sole proprietorship)
James M. Cassidy                   IN

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                             Schedule 13G                   Part 2,
                                                            page 1


Item 1(a)      Name of Issuer:               Sunderland Acquisition Coporation

     (b)       Address of Issuer's Principal Executive Offices:
                                             1504 R Street, NW
                                             Washington, DC 20009

Item 2(a)      Name of Person Filing:        James M. Cassidy

     (b)       Address of Principal Business or, if none, Residence:

                                             1506 R Street, NW
                                             Washington, DC 20009

     (c)       Citizenship:                       United States

     (d)       Title of Class of Securities:      Common Stock

     (e)       CUSIP Number:                      867 281107

Item 3.        If statement is filed pursuant to Rule 13d-1(b)  or 13d-2(b)
                                                  Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                       750,000 shares
                  Warrant to purchase common stock               60,000 shares
     (b)       Percent of Class:                                    20.3%
                  Assuming exercise of Warrant                      21.9%
     (c)       Number of Shares as to which such person has:
        (i)   sole power to vote or to direct the vote            750,000
               Warrant to purchase common stock                    60,000
        (ii)  shares power to vote or to direct the vote                0
        (iii) sole power to dispose or to direct the
                    disposition of                                750,000
               Warrant to purchase common stock                    60,000
        (iv) shared power to dispose or to direct the
               disposition of                                           0

Item 5. Ownership of Five Percent or Less of a Class            Not applicable

Item 6.  Ownership of More than Five Percent
                on Behalf of Another Person:                    Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                           Not applicable

Item 8. Identification and Classification of Members of the Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which the sole shareholder and director is James M. Cassidy, and Cassidy & Associates, a District of Columbia law firm of which James M. Cassidy is the sole proprietor. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer.

Item 9. Notice of Dissolution of Group:    Pierce Mill Associates, Inc.
                                           is no longer a member of the
                                           group as it no longer holds any
                                           securities of the issuer.
Item 10.       Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   /s/ James M. Cassidy
                                   James M. Cassidy
                                   May 7, 1999
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                             Schedule 13G                   Part 2,
                                                            page 3


Item 1(a)      Name of Issuer:              Sunderland Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                            1504 R Street, NW
                                            Washington, DC 20009

Item 2(a)      Name of Person Filing:       Pierce Mill Associates, Inc.

     (b)       Address of Principal Business or, if none, Residence:
                                            1506 R Street, NW
                                            Washington, DC 20009

     (c)       Citizenship:                 Delaware corporation

     (d)       Title of Class of Securities:  Common Stock

     (e)       CUSIP Number:                      867 281107

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                               Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                        0 shares (1)
     (b)       Percent of Class:                                 0%

     (c)       Number of Shares as to which such person has:
        (i) sole power to vote or to direct the vote             0
        (ii) shared power to vote or to direct the vote          0
        (iii) sole power to dispose or to direct the
               disposition of                                    0
        (iv) shared power to dispose or to direct the
               disposition of                                    0

     (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc.

Item 5. Ownership of Five Percent or Less of a Class             X

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                        Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                       Not applicable

Item 8. Identification and Classification of Members of the Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which the sole shareholder and director is James M. Cassidy, and Cassidy & Associates, a District of Columbia law firm of which James M. Cassidy is the sole proprietor. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer.

Item 9. Notice of Dissolution of Group:    Pierce Mill Associates, Inc.
                                           is no longer a member of the
                                           group as it no longer holds
                                           any securities of the issuer.
Item 10.       Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   PIERCE MILL ASSOCIATES, INC.

                                   By /s/James M. Cassidy
                                        James M. Cassidy, Director
-------------------------------------------------------------------

                             Schedule 13G                   Part 2,
                                                            page 5


Item 1(a)      Name of Issuer:             Sunderland Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                           1504 R Street, NW
                                           Washington, DC 20009

Item 2(a)      Name of Person Filing:      Cassidy & Associates,
                                           a sole proprietorship of
                                           James M. Cassidy
                                           who has sole voting control.

     (b)       Address of Principal Business or, if none, Residence:

                                           1506 R Street, NW
                                           Washington, DC 20009


     (c)       Citizenship:                District of Columbia
                                              Sole proprietorship

     (d)       Title of Class of Securities:   Common Stock

     (e)       CUSIP Number:                      867 281107

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                                  Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                        0 shares(1)
     (b)       Percent of Class:                                 0%

     (c)       Number of Shares as to which such person has:
             (i) sole power to vote or to direct the vote         750,000
            (ii) shared power to vote or to direct the vote             0
           (iii) sole power to dispose or to direct the
                     disposition of                               750,000
            (iv) shared power to dispose or to direct the
                 disposition of                                         0

     (1) James M. Cassidy is the sole proprietor of Cassidy & Associates and is therefore deemed to be the beneficial owner of the 750,000 shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class           Not applicable

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                           Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                          Not applicable

Item 8. Identification and Classification of Members of the
         Group

        The group has consisted of James M. Cassidy, a natural person, Pierce Mill Associates, Inc., a Delaware corporation of which the sole shareholder and director is James M. Cassidy, and Cassidy & Associates, a District of Columbia law firm of which James M. Cassidy is the sole proprietor. Pierce Mill Associates, Inc. is no longer a member of the group as it no longer holds securities of the issuer.

Item 9.  Notice of Dissolution of Group:    Pierce Mill Associates, Inc.
                                            is no longer a member of the
                                            group as it no longer holds
                                            any securities of the issuer.
Item 10.       Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CASSIDY & ASSOCIATES

                                   By /s/ James M. Cassidy
                                   James M. Cassidy